Filed by LMP Real Estate Income Fund Inc. (File No. 811-21098)

pursuant to Rule 425 of the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

This communication is not intended to, and shall not,

constitute an offer to purchase or sell securities.

LMP Real Estate Income Fund Inc.

Announces Board Approval of Proposed Open-Ending

NEW YORK — (BUSINESS WIRE) — October 23, 2015 – LMP Real Estate Income Fund Inc. (NYSE: RIT) (the “Fund”) today announced that the Fund’s Board of Directors approved the conversion of the Fund from a closed-end fund to an open-end fund through a merger with and into ClearBridge Real Estate Opportunities Fund (“CRO”), a series of Legg Mason Funds Trust (“LM Trust”) (the “Merger”). LM Trust is newly organized and expects to register as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Merger will require the approval of the Fund’s stockholders. If approved by stockholders of the Fund, the Merger is anticipated to occur during the second quarter of 2016. If the Merger is consummated, stockholders of the Fund will become holders of Class O shares of CRO and will have the ability to redeem their shares at net asset value, subject to certain conditions including the imposition of a redemption fee of 1% for one year after the Merger.

The Fund and CRO have different investment objectives, but similar investment policies and strategies. The Fund’s primary investment objective is high current income with capital appreciation as a secondary investment objective. CRO’s primary investment objective is total return. CRO is expected to invest in a broader universe of real estate and real estate-related companies.

As previously announced, Bulldog Investors, LLC (“Bulldog”) and the Fund have entered into a Settlement Agreement following a protracted proxy contest pursuant to which Bulldog has agreed vote in favor of (i) the Merger, (ii) any routine management proposal, including a proposal relating to the election of directors or selection of auditors and (iii) the Board of Director’s recommendation on any proposal submitted by a stockholder.

In connection with the Merger, the Fund and LM Trust intend to file a proxy statement/prospectus on Form N-14 with the Securities and Exchange Commission (“SEC”). Investors are advised to read the proxy statement/prospectus statement when it becomes available because it will contain important information. When filed with the SEC, the proxy statement/prospectus and other documents filed will be available free of charge at the SEC’s website, http://www.sec.gov. Stockholders can also obtain copies of these documents, when available, for free by calling the Fund at 1-888-777-0102.

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LMP Real Estate Income Fund Inc. is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund’s primary investment objective is high current income and the Fund’s secondary objective is capital appreciation. Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the Fund’s investment manager and ClearBridge Investments, LLC (“ClearBridge”) is the Fund’s subadviser. LMPFA and ClearBridge are wholly-owned subsidiaries of Legg Mason, Inc. (“Legg Mason”). Additional information regarding the matters addressed in the press release may be announced subsequently via press release, which can be accessed at www.lmcef.com. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

The Fund, its directors and executive officers and the Fund’s investment adviser, members of its management and employees may be deemed to be participants in the Fund’s solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of the participants in the solicitation will be set forth in the Fund’s proxy statement and stockholder reports on Form N-CSR, to be filed with the SEC.

THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE FUND OR LM TRUST. THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE CURRENT PLANS AND EXPECTATIONS OF THE FUND AND LM TRUST, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE OR WILL BE CONTAINED IN THE FUND’S AND LM TRUST’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

For more information, please call 1-888-777-0102 or consult the Fund’s web site at www.lmcef.com.

Media Contact: Maria Rosati — (212) 805-6036, mrosati@leggmason.com.